October 20, 2006

Mr. Adam Phippen

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C.

20549

Re:

Viropro Inc.

Item 4.02 Form 8-K

Filed August 28, 2006

File No.333-06718

Dear Mr. Phippen,

We have reviewed your letter dated October 12, 2006.  Please find our responses below.

1. Upon further review and evaluation by management, we have determined the nonfortfeitable equity instruments (stocks) issued to consultants were fully vested and should have been entirely expensed in January 2006 when such stocks were issued.  Accordingly, we will revised and amend the interim financial statements for February 28, 2006, May 31, 2006 and August 31, 2006, as well as, the Form 8-K to show such stocks as being expensed and eliminate the deferred compensation balance.

2. In accordance with Nevada Revised Statutes 78.211, shares are deemed fully paid and issued if due consideration has been given for such shares for which the board of directors authorized the issuance of shares.  The shares noted have been given full consideration, approved by the board of directors and instructions given to the stock transfer agent for such issuance.  Subsequently, such shares have all been issued in the following month.  We view the shares as an in-transit item since due consideration had been given, approved by the board and shortly delivered by the following month.

Best regards,

/s/ Gino Di Iorio

Gino Di Iorio, C.A.

Finance Director

VIROPRO,   8515 PLACE DEVONSHIRE   –   SUITE 207,   VILLE MONT-ROYAL   (QC)   CANADA   H4P 2K1

T: 514-731-VPRO (8776)   ●   F:  514-739-7000     ●   WWW.VIROPRO.COM

investors@viropro.com